Exhibit 12.1

SYNUTRA INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Six Months Ended September 30,	Year Ended March 31,							Three Months Ended March 31,				Year Ended December 31,
	2009	2009	2008		2007		2006		2005		2004		2004
Fixed charges:
Interest expense	$5,166	$4,857	$6,354		$1,896		$1,784		$183		$145		$638
Capitalized interest	346	1,424	848		726		481		67		22		169
Estimation of the interest within rental expense	254	468	163		105		70		-		-		-

Total fixed charges	$5,766	$6,749	$7,365		$2,727		$2,335		$250		$167		$807

Earnings:
Add:
Income (loss) before income tax	$(32,187)	$(130,975)	$53,527		$21,470		$12,482		$3,103		$1,441		$2,294
Fixed charges (calculated above)	5,766	6,749	7,365		2,727		2,335		250		167		807
Amortization of capitalized interest	109	179	144		18		-		-		-		-
Deduct:
Noncontrolling interest	88	40	(11)		-		-		-		-		-
Capitalized interest	(346)	(1,424)	(848)		(726)		(481)		(67)		(22)		(169)

Total earnings	$(26,570)	$(125,431)	$60,177		$23,489		$14,336		$3,286		$1,586		$2,932

Ratio of Earnings to Fixed Charges (1)	-	-	8.2	x	8.6	x	6.1	x	13.1	x	9.5	x	3.6	x

(1)
For purposes of this calculation, “Earnings” is Income (loss) before income taxes plus Fixed Charges and Amortization of capitalized interest less Noncontrolling interest and Capitalized interest. “Fixed Charges” is Interest expense plus Capitalized interest and Estimation of the interest within rental expense.  Earnings were insufficient to cover fixed charges by $32.3 million and $132.2 million, for the six months ended September 30, 2009 and the fiscal year ended March 31, 2009, respectively.